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                                 Exhibit (d)(5)

                        Press Release dated April 4, 2001


  SELECTICA ANNOUNCES PRELIMINARY FOURTH QUARTER RESULTS AND SHARE REPURCHASE
                                    PROGRAM


SAN JOSE, CA - April 4, 2001 - Selectica(TM), (Nasdaq: SLTC), a leading provider of Internet Selling Systems (ISS) for e-Business, today announced preliminary results for the fourth quarter of fiscal 2001 ended March 31, 2001. Based on preliminary information, pro-forma revenues for the quarter will be approximately $16 million and the pro-forma net loss for the quarter, excluding non-cash and one-time charges, is expected to be in the range of $0.27 to $0.29 per share. Deferred revenue is expected to be approximately $20 million. Cash and investments at the end of the quarter are expected to be approximately $168 million. In the year ago quarter ended March 31, 2000, the company reported $7.1 million in revenues and a pro-forma net loss of $0.26 per share. These preliminary results are based on management's initial analysis of operating results. As planned, the Company will announce its final results for the quarter and fiscal year 2001 after market close on April 24, 2001.

"As the quarter drew to a close, we saw customers in several of our key vertical markets delay technology purchases due to economic uncertainty," stated Raj Jaswa, Selectica's president and chief executive officer. "As a result, both top-line revenues and bottom-line results fell short of expectations. We continue to believe that Selectica's Internet selling system software is an important element of a strategic IT infrastructure. However, the lengthening sales cycle and weak IT spending environment has reduced visibility for the first quarter of fiscal 2002 ending June 30, 2001 and for the full fiscal year. Accordingly, we are reviewing the Company's cost structure and taking the necessary steps to bring our costs more in line with anticipated revenue. We plan to reduce our total employee related expense by approximately 10% by a variety of programs, including headcount reductions and salary freezes. At this time, we expect revenues for the first quarter of fiscal 2002 to be approximately flat with the fourth quarter of fiscal 2001 and we are not providing guidance for the remainder of fiscal 2002 until we have better visibility."

Continued Jaswa, "We are confident that both our technology and our ability to deploy projects are needed by Global 2000 companies. During the fourth quarter, we continued to add to our roster of Global 2000 customers and received significant follow-on orders from a number of existing customers. These will be highlighted in our final earnings release and conference call on April 24th."

Selectica is also announcing today that its Board of Directors has approved a stock repurchase program in which up to $30 million of the Company's common stock may be repurchased. Shares may be purchased from time to time in the open market or privately negotiated transactions and will be funded from available working capital. The number of shares to be purchased and the timing of purchases will be based on the level of Selectica's cash balances, general business and market conditions and other factors, including alternative investment opportunities.

Stephen Bennion, CFO of Selectica stated, "the Board of Directors made this decision in view of the prices at which the Company's common stock has recently traded, which we believe do not reflect the true long-term value of the company."

Selectica will hold a conference call today at 5:00 p.m. ET, 2:00 p.m. PT to discuss its preliminary fourth quarter results. Raj Jaswa, president and CEO and Stephen Bennion, CFO will host the conference. Interested parties may participate by phone or Web cast. The dial-in number is 800-540-0559 (domestic) and 785-749-9361 (international). Specify verbal pass code: Selectica Conference Call. To access the live Web cast, please go to the investor relations section of www.selectica.com. A replay will be available until April 11th by Web cast at this Web address, or by dialing 888-566-0178 (domestic) or (402) 351-0787 (international).

ABOUT SELECTICA, INC.

Selectica, Inc. (Nasdaq: SLTC) is a leading provider of Internet Selling Systems
(ISS) that transform the way companies sell, service and compete. Selectica's ISS is a comprehensive application suite that accelerates the process of selecting, configuring, pricing and purchasing complex products and services with great efficiency and accuracy. The Selectica solution has the ability to positively impact productivity across all sales channels by improving every step of the sales process - from needs analysis and product configuration to order capture and renewals. Selectica's customers include industry leaders such as BMW, Cisco Systems, Dell Computer, Hewlett-Packard, Highmark Blue Cross Blue Shield, Juniper Networks, and Rockwell Automation. Selectica is headquartered in San Jose, California. The company's Web site is located at www.selectica.com.

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Statements made in this press release that are not purely historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "provides," "enables," "can," "will," "empowers" and similar expressions are intended to identify such forward-looking statements, including statements regarding the Company's or management's intentions, hopes, beliefs, expectations or strategies for the future; including, but not limited to statements in this release regarding the Company's expectations for financial results in this quarter and future periods and customers' opinions of the Company's products in the future. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from the company's current expectations and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to the factors and risks discussed in the company's filings with the SEC.

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Selectica is a trademark of Selectica, Inc. All other product and company names may be trademarks of the companies with which they are associated.

                       Copyright (C) 2001 Selectica, Inc.